SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 0-14616

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

J & J Snack Foods Corp.

350 Fellowship Rd

Mt. Laurel, NJ 08054

Financial Statements and Report of Independent Registered Public Accounting Firm

J&J Snack Foods Corp. 401(k) Profit Sharing Plan

December 31, 2025 and 2024

C O N T E N T S

Report of Independent Registered Public Accounting Firm

Plan Administrator and Plan Participants

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

Opinion on the financial statements

We have audited the accompanying statements of net assets available for benefits of J & J Snack Foods Corp. 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information

The supplemental information in the accompanying schedule assets (held at end of year) as of December 31, 2025 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP

We have served as the Plan’s auditor since 1992.

Philadelphia. Pennsylvania

June 23, 2026

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2025 and 2024

	2025	2024
ASSETS:

Investments, at fair value	$164,259,013	$158,234,086
Investments, at contract value	10,817,790	12,939,526
Total Investments	$175,076,803	$171,173,612

Receivables:
Notes receivable from participants	5,349,058	4,857,261
Total Receivables	$5,349,058	$4,857,261

NET ASSETS AVAILABLE FOR BENEFITS	$180,425,861	$176,030,873

The accompanying notes are an integral part of these statements.

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2025

Additions
Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$11,674,308
Interest and dividend income	4,681,505
Total investment income	16,355,813

Interest income on notes receivable from participants	410,896

Contributions
Employer, net of forfeitures	2,999,851
Participants	8,411,101
Participant rollovers	660,491

Total contributions	12,071,443

Total additions	28,838,152

Deductions
Deductions from net assets attributed to
Benefits paid to participants	(24,191,834)
Administrative expenses	(251,330)

Total deductions	(24,443,164)

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	4,394,988

Net assets available for benefits
Beginning of year	176,030,873

End of year	$180,425,861

The accompanying notes are an integral part of this statement.

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2025 and 2024

NOTE A - DESCRIPTION OF THE PLAN

The following description of J & J Snack Foods Corp. 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

1. General

The Plan is a defined contribution plan covering all employees of J & J Snack Foods Corp. (the Company) who have one month of service and are age 21 or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

2. Contributions

Each year, participants may make a pretax contribution deferring no less than 2% or more than 25% of total compensation, as defined by the Plan, subject to Internal Revenue Code (“IRC”) limitation. For 2025, a participant’s tax-deferred contribution was limited to $23,500. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. In addition, in 2024, the Plan was updated to allow for a post-tax Roth 401(k) deferral option as well.

Participants who have attained the age of 50 before the end of the Plan year were eligible to make an additional $7,500 catch-up contribution. In addition, effective February 24, 2025, participants between the age of 60-63 are allowed to contribute a higher contribution amount to the catch-up contributions as outlined by Secure Act 2.0. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a variety of investment options for participants, one of which is common stock of the Plan sponsor, J&J Snack Foods Corp.

The Company may contribute:

●

A discretionary matching contribution equal to a percentage of the amount of the salary reduction elected for deferral by each participant (in 2025, 60% of an employee’s salary reduction up to 5% of salary). This percentage will be determined each year by the Company.

●

On behalf of each non-highly compensated participant, a special discretionary contribution equal to a percentage of the participant’s compensation. This percentage will be determined each year by the Company. There was no such contribution in 2025.

●	A discretionary amount in addition to the special contribution, which will be determined each year by the Company. There was no such contribution in 2025.

3. Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s contribution and, (b) Plan earnings net of expenses, and (c) allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants have the ability to make daily transfers of all or a portion of employee and employer contributions to their account from one fund to another in multiples of 5% of the fund balance.

4. Vesting

Participants are 100% vested in their salary reduction plus actual earnings therein. Effective January 1, 2023, the Plan changed from a 6-year grading vesting schedule to a modified schedule based on years of service where 20% is vested each year for the first three years and then 40% after the fourth year.

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2025 and 2024

NOTE A - DESCRIPTION OF THE PLAN – Continued

5. Payment of Benefits

Upon termination of service, retirement, death or disability, the vested portion of a participant’s account may be distributed to the participant or beneficiary by transfer to another qualified plan or through a lump sum distribution, which will be subject to income taxes and may be subject to an additional tax due to early withdrawal.

In-service withdrawals of all or a portion of a participant’s vested account balance may be made by participants who have attained the age of 59 ½. As allowed under IRS rules, participants may withdraw funds from their vested accounts while employed to satisfy an immediate and heavy financial need, which is considered a hardship withdrawal. Any amount withdrawn will be subject to income taxes and may be subject to an additional tax due to early withdrawal. The Plan has an annual required minimum distribution starting at age 73 for non-employee participants and for active participants who own more than 5% of the Plan sponsor’s common stock.

6. Notes Receivable from Participants

The trustee may make loans from the Plan to participants in accordance with the Plan document. All loans bear interest rates that are commensurate with local prevailing rates at date of issuance as determined by the Plan administrator. The interest rates range from 4.25% to 9.50% with the loans having a maturity date through October 2055. Participants may request loans for a minimum of $1,000 up to 50% of their vested balance with a maximum to $50,000. All loans are to be repaid within five years unless the loan is used to acquire a principal residence, in which case the term may be longer. Loans are secured by the portion of the vested balance in the participant’s account that is equal to the amount that is loaned to the participant. Principal and interest is paid ratably through monthly payroll deductions.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are deemed to be a distribution based upon the terms of the Plan document. Participants may have up to a maximum of two loans outstanding at any one time.

7. Forfeited Accounts

Forfeitures as of December 31, 2025, and 2024 were $301,546 and $363,542, respectively. A total of $286,850 in forfeitures were used in the year ended December 31, 2025 to offset employer match contributions. Forfeitures are periodically used to pay plan expenses or offset employer contributions.

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2025 and 2024

NOTE A - DESCRIPTION OF THE PLAN – Continued

8. Plan Administration

The plan incurred administrative expenses of $251,330, for the year ended December 31, 2025. The Plan sponsor has the option but not the obligation to pay any of the Plan's administrative expenses. In addition, certain administrative functions are performed by officers and employees of the Plan sponsor for which they receive no compensation from the Plan nor is the Plan charged for these services. Additionally, the Plan sponsor incurs and pays additional expenses which are not charged to the plan.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Plan’s significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

1. Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

2. Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

3. Investment Valuation and Income Recognition

Investments are reported at fair value with the exception of the Plan’s interest in the Separate Account Guaranteed Interest Contract (“SAGIC”), a diversified bond fund, which is reported at contract value and does not differ materially from fair value.

The change in fair value of investments during the year is measured by the difference between the fair value at year-end and the fair value at the beginning of the year or costs of purchases during the year and is reflected in the statement of changes in net assets available for benefits as net appreciation/depreciation in fair value of investments. See note B4 for discussion of fair value measurements.

The purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/depreciation includes the plan’s gains and losses on investments bought and sold as well as held during the year.

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2025 and 2024

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

4. Fair Value Measurements

The Plan’s investments (excluding the SAGIC investment referenced to above) are stated at fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan adopted accounting guidance which requires enhanced disclosures about investments that are measured and reported at fair value. That guidance provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2

Inputs to the valuation methodology include:

●    quoted prices for similar assets or liabilities in active markets.

●    quoted prices for identical or similar assets or liabilities in inactive markets.

●    inputs other than quoted prices that are observable for the asset or liability.

●    inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable input.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2025 and 2024.

Mutual Funds: These investments are public investment securities valued at net asset value (“NAV”). The NAV is a quoted price in an active market on which the securities are traded. Shares of registered investment companies are classified as Level 1 investments.

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2025 and 2024

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

J&J Snack Foods Corp Common Stock Fund: This fund represents employer securities valued at the closing price reported on the active market on which the individual securities are traded. A small portion of the fund is invested in short-term money market instruments. The money market portion of the fund provides liquidity, which enables the Plan participants to transfer money daily among all investment choices. The common stock is classified as a Level 1 investment.

Collective Trusts (CCT’s): These are valued as net asset value (NAV) of units held. The NAV is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the Plan will sell the investment for an amount different than the reported NAV. The Collective Trusts carry no unfunded commitments and may be redeemed daily with no restrictions related to the redemption notice period.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The following tables present information about the Plan’s investments measured at fair value on a recurring basis and indicate the fair value hierarchy of the valuation techniques utilized by the Plan to determine such value.

	Fair Value Measurements Using Input Type
	Total Fair Value as of December 31, 2025	Level 1	Level 2	Level 3
Common Stock Fund	$9,229,485	$9,229,485	$-	$-
Total Mutual Funds	103,332,363	103,332,363	-	-
CCT’s measured at NAV	51,697,165
Total investments measured at fair value	$164,259,013	$112,561,848	$-	$-

	Fair Value Measurements Using Input Type
	Total Fair Value as of December 31, 2024	Level 1	Level 2	Level 3
Common Stock Fund	$17,992,176	$17,992,176	$-	$-
Total Mutual Funds	140,241,910	140,241,910	-	-
CCT’s measured at NAV	-	-	-	-
Total investments measured at fair value	$158,234,086	$158,234,086	$-	$-

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. For the years ended December 31, 2025, and 2024, there were no transfers into or out of levels 1, 2 or 3.

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2025 and 2024

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

5. Payment of Benefits

Benefits are recorded when paid.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits.

7. Administrative Expenses

Administrative expenses of the Plan are paid by the Plan and by the participants through an asset-based charge. There are other costs associated with the Plan that are paid by the Company.

NOTE C – SEPARATE ACCOUNT GUARANTEED INVESTMENT CONTRACT

The Plan has entered into a benefit-responsive investment contract with Mass Mutual Retirement Services Diversified Bond Separate Investment Account (the “SAGIC”). The SAGIC maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by the SAGIC. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Because the separate account guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The contract value of the investment contract as of December 31, 2025 and 2024 was $10,817,790 and $12,939,526 respectively. The average crediting interest rate is calculated by dividing the annual interest credited to the participants during the plan year by the average annual fair value of the investment. The separate account guaranteed investment contract does not allow the crediting interest rate to fall below zero percent. Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable to occur. The separate account guaranteed investment contract does not permit the insurance company to terminate the agreement unless the Plan is not in compliance with the investment agreement. The crediting interest rate was 3.47% and 4.09% at December 31, 2025 and 2024, respectively.

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2025 and 2024

NOTE D - RELATED PARTY TRANSACTIONS

At December 31, 2025 and 2024, investments include 100,026 and 114,183 shares of the Corporation's unitized stock fund valued at $9,229,485 and $17,992,176 respectively. During the year ended December 31, 2025, the Plan purchased and sold $923,800 and $2,915,607, respectively, of the Corporation’s unitized stock fund. The Plan also permits notes receivable from participants. Accordingly, these transactions qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

NOTE E – TAX STATUS

The Plan is a Non-standardized 401(k) Profit Sharing Prototype Plan (“Prototype Plan”) sponsored by Empower and adopted by the Company. The Prototype Plan obtained its latest opinion letter on November 14, 2022 in which the IRS stated that the Prototype Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan has not requested its own determination letter from the IRS. The Plan administrator believes that the Plan, as amended, is currently designed and being operated in all material respects in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan was qualified and that the related trust was tax exempt as of the financial statement dates.

During 2024, the Company identified certain operational errors whereby salary deferrals withheld were not consistent with certain employee elections, incorrect fees were being assessed in connection with investments in the Corporation’s unitized stock fund, and errors were made in processing certain loan repayments. The Plan made a Voluntary Compliance Program (“VCP”) submission to the IRS pursuant to the IRS Employee Plans Compliance Resolution System (“EPCRS”) to correct these operational errors. On behalf of the Plan, the Company has requested that the IRS to issue a compliance statement for the Plan under the Voluntary Correction Program (VCP) and is the process of working with the IRS.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025 and 2024, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine examination by the Department of Labor and the Internal Revenue Service, of which there are none presently.

NOTE F - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE G – SUBSEQUENT EVENTS

The Plan Administrator has evaluated all subsequent events through June 23, 2026, the date the financial statements were available to be issued, noting no other events that would require adjustments to, or disclosure in, the Plan’s financial statements.

SUPPLEMENTAL INFORMATION

J & J Snack Foods Corp. 401(k) Profit Sharing Plan EIN: 22-1935537 PN:001 SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR) Year Ended December 31, 2025

(a)	(b) Identity of issue, borrower, lessor, or similar party	( c ) Description of investment including maturity date, rate of interest	(d) Cost	(e) Current Value
		Collateral, par, or maturity value

	SAGIC DIVERSIFIED BOND I	Fixed Annuities	**	10,817,790
	Dreyfus Government Secs Cash Management Admin	Mutual Fund	**	149,460

	VANGUARD TARGET RTRMNT INCOME FD	Mutual Fund	**	2,417,124
	VANGUARD TARGET RTRMNT 2020 FD	Mutual Fund	**	6,650,324
	VANGUARD TARGET RTRMNT 2025 FD	Mutual Fund	**	12,661,034
	VANGUARD TARGET RTRMNT 2030 FD	Mutual Fund	**	27,398,288
	VANGUARD TARGET RTRMNT 2035 FD	Mutual Fund	**	17,525,995
	VANGUARD TARGET RTRMNT 2040 FD	Mutual Fund	**	12,336,699
	VANGUARD TARGET RTRMNT 2045 FD	Mutual Fund	**	10,487,842
	VANGUARD TARGET RTRMNT 2050 FD	Mutual Fund	**	5,603,879
	VANGUARD TARGET RTRMNT 2055 FD	Mutual Fund	**	4,133,906
	VANGUARD TARGET RTRMNT 2060 FD	Mutual Fund	**	2,534,411
	VANGUARD TARGET RTRMNT 2065 FD	Mutual Fund	**	76,335
	VANGUARD TARGET RTRMNT 2070 FD	Mutual Fund	**	15,890
	Harbor Small Cap Growth Retirement	Mutual Fund	**	12,715
	Principal SmallCap Value II R6	Mutual Fund	**	40,306
	VICTORY SYCAMORE ESTAB VAL FD	Mutual Fund	**	1,288,155
	Great Gray Trust EUPAC	Collective Trust	**	60,990
	NT Col ACWI ex-US IMI Fd - DC - NL - 4	Collective Trust	**	162,577
	MFS Mid Cap Growth CIT CL CT	Collective Trust	**	78,253
	NT COL EXT EQ MKT IDX DC NL TIER CT	Collective Trust	**	5,088,722
	NT COL R1000 GRWTH IDX DC NL TIER CT	Collective Trust	**	18,678,068
	NT COL R1000 VAL IDX DC NL	Collective Trust	**	5,300,964
	NT COL S&P 500 IDX DC NL TIER CT	Collective Trust	**	16,831,320
	FIAM Core Plus Commingled Pool Class I	Collective Trust	**	1,032,259
	NT COL AGG BD IDX NL TIER CT	Collective Trust	**	4,464,012
*	J&J Snack Foods Corp Company Stock	Employer Securities		9,229,485
	Total Investments			175,076,803

*	NOTES RECEIVABLE FROM PARTICIPANTS	Maturity Dates from January 2026 to October 2055 and Low-High Interest Rates from 4.25% - 9.50%		5,349,058

				180,425,861

*	Party-in-Interest
**	Cost Omitted all investments are participant directed

EXHIBIT INDEX

Exhibit Number	Description

23.1*	Consent of Independent Registered Public Accounting Firm

*         Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the J & J Snack Foods Corp. Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

Date: June 23, 2026	/s/ Shawn Munsell

Shawn Munsell Authorized Committee Member